COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994



03024268

13 June 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of announcements released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6623

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL EXTENDS OFFER FOR NEVERFAIL AND ANNOUNCES AN INTENTION TO INCREASE OFFER PRICE TO $2.35 IF 50.1% ACCEPTANCE LEVEL IS REACHED

Sydney, 13 June 2003: Coca-Cola Amatil ("CCA") announced today that it was extending the closing date of its offer for Neverfail Springwater Limited ("Neverfail") to Friday 27 June 2003 (the "Offer").

In addition, CCA also announced today that it will:

- increase the Offer price to $2.35 per Neverfail share; and
- declare the Offer unconditional,

if, before 20 June 2003, it acquires Neverfail shares equal to at least 50.1% of the total number of Neverfail shares and options on issue (subject to the terms more fully described in a third supplementary bidder's statement which will be lodged with ASIC later today and is attached to this announcement).

In the absence of a competing offer, CCA will not raise its Offer price for Neverfail above $2.35 per share.

An Offer price of $2.35 per share values Neverfail at approximately $292 million (enterprise value), representing a:

- premium of approximately 37% over the volume weighted average sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day before CCA's announcement of its offer for Neverfail)*; and
- multiple of approximately 21 times earnings per share represented by Neverfail's revised net profit after tax forecast for the year ending 30 June 2003 of $11.0m.

At an offer price of $2.35 per share, the acquisition is expected to:

- not dilute return on capital employed (pre goodwill amortisation) for the CCA group in the first full financial year after the acquisition;
- achieve its cost of capital (pre goodwill amortisation) within three to four years, assuming no deterioration in current operating conditions; and
- be earnings per share accretive (pre goodwill amortisation) in the first full financial year after the acquisition.

Shareholders will be paid for their shares within 7 days after the later of the date that the Offer becomes unconditional and the date they accept the Offer.

* volume average sale price excludes the shares acquired by CCA on 28 April 2003

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6623

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Analysts: Peter Steel	+61 2 9259 6553
Media: Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA
CCA
AMATIL


PROCESSING
JUN 30 2003
SECTION

Third Supplementary Bidder's Statement relating to a Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

1. Preliminary

1.1 Third Supplementary Bidder's Statement

This document is a further supplementary bidder's statement given pursuant to Chapter 6 of the Corporations Act 2001 (**"Third Supplementary Bidder's Statement"**).

It is the Third Supplementary Bidder's Statement prepared by Coca-Cola Amatil Limited, ABN 26 004 139 397 (**"CCA"**) in relation to a cash offer from CCA to acquire shares in Neverfail Springwater Limited, ABN 43 003 559 519 (**"Neverfail"**) contained in section 5 of CCA's bidder's statement dated 29 April 2003 (the **"Original Bidder's Statement"**) (as supplemented by a supplementary bidder's statement dated 8 May 2003 and a second supplementary bidder's statement dated 5 June 2003 (the **"Supplementary Bidder's Statements"**). This Third Supplementary Bidder's Statement supplements, and is to be read together with, the Original Bidder's Statement and the Supplementary Bidder's Statements.

1.2 Defined Terms

A number of defined terms are used in this Third Supplementary Bidder's Statement. Terms which are not defined in this Third Supplementary Bidder's Statement have the meaning given to them in Section 9 of the Original Bidder's Statement (as supplemented by the Supplementary Bidder's Statements).

2. New Circumstances

2.1 Intention to waive conditions

If, before the date for giving the notice required by section 630(3) of the Corporations Act on the status of the conditions to the Offer (being 20 June 2003, subject to variation in accordance with section 630(2) of the Corporations Act), CCA and its associates have relevant interests in that number of Neverfail Shares which is equal to at least 50.1% of the aggregate of the number of Neverfail Shares and Neverfail Options then on issue, CCA intends to declare the Offer to be free from the conditions in section 5.4(a) of the Original Bidder's Statement (other than section 5.4(a)(i) which has already been fulfilled).

2.2 Intention to increase Offer consideration

In the event that CCA declares the Offer to be free from conditions as described in section 2.1 above, CCA intends to increase the consideration under the Offer to a cash payment of $2.35 for each Neverfail Share.

CCA will not increase the consideration under the Offer above $2.35 for each Neverfail Share, provided that it reserves the right to do so in the event that a third party makes or announces a competing offer for Neverfail.

The maximum amount of consideration which would be payable by CCA under the Takeover Bid as referred to in section 6.2 of the Original Bidder's Statement would increase from approximately $192.1 million to approximately $200.1 million if the consideration were increased to $2.35 cash for each Neverfail Share.

2.3 Intentions upon ownership of less than 100% of Neverfail

Section 4.3 of the Original Bidder's Statement sets out CCA's intentions in relation to Neverfail in the event that it comes to own 100% of the issued ordinary shares in Neverfail. Given CCA's intention to declare the Offer free from conditions if it obtains a relevant interest in 50.1% of Neverfail Shares, as more fully described in section 2.1 above, CCA has considered its intentions in relation to Neverfail in the event that, following completion of the Offer, it owns less than 100% of Neverfail.

If, following completion of the Offer, CCA is unable to proceed to compulsory acquisition and does not own 100% of the issued ordinary shares in Neverfail, CCA intends, subject to the Corporations Act and to the constitution of Neverfail, to seek to appoint such number of persons to the board of directors of Neverfail which at least reflects CCA's percentage shareholding in Neverfail.

CCA then intends to cause its representatives on the Neverfail board to request the board of directors of Neverfail to:

(a) maintain Neverfail as a company on the official list of ASX, unless Neverfail has less than the required spread of shareholders under the Listing Rules, in which case CCA will seek to have Neverfail removed from the official list of ASX;

(b) undertake a strategic review of the business operations of Neverfail, as described in section 4.3 of the Original Bidder's Statement. CCA would seek to work in close consultation with Neverfail management in conducting the strategic review. Any proposals put forward by CCA in relation to that review would be accompanied by a business case in support of the proposal; and

(c) implement such of the other intentions mentioned in section 4.3 of the Original Bidder's Statement as are consistent with CCA's percentage shareholding in Neverfail at that time, provided that CCA does not intend that The Coca-Cola Company will acquire Neverfail's trademarks and associated intellectual property or any other property of Neverfail. (The intentions of CCA described in section 4.3(d) of the Original Bidder's Statement are only relevant to the situation where CCA owns 100% of Neverfail.)

The implementation of any steps referred to in section 2.3 above would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of Neverfail and after considering the advice of legal and financial advisers.

CCA will consider, on a case by case basis, whether any corporate or business opportunities presented to them should be made available to Neverfail.

Any transactions between CCA and Neverfail, required to give effect to any steps referred to in this section 2.3, will be negotiated on arm's length terms. CCA would support, and expects that the Neverfail board would require, that protocols (including, where necessary, board sub-committees comprising a majority of independent directors) be established to ensure that any related party transactions are on arm's length terms.

2.4 ASX Announcement

Attached as Annexure A to this Third Supplementary Bidder's Statement is the text of an announcement by CCA to ASX dated 13 June 2003.

That announcement refers to Neverfail's revised net profit after tax forecast for the year ended 30 June 2003 which was announced to ASX by Neverfail on 26 May 2003. Attached as Annexure B to this Third Supplementary Bidder's Statement is a copy of that announcement.

Dated: 13 June 2003

SIGNED on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397 by David A Wylie, Secretary, who is authorised to sign this Supplementary Bidder's Statement following a resolution of the directors of Coca-Cola Amatil Limited

....

David A Wylie

Annexure A

COCA-COLA AMATIL EXTENDS OFFER FOR NEVERFAIL AND ANNOUNCES AN INTENTION TO INCREASE OFFER PRICE TO $2.35 IF 50.1% ACCEPTANCE LEVEL IS REACHED

Sydney, 13 June 2003: Coca-Cola Amatil ("CCA") announced today that it was extending the closing date of its offer for Neverfail Springwater Limited ("Neverfail") to Friday 27 June 2003 (the "Offer").

In addition, CCA also announced today that it will:

- increase the Offer price to $2.35 per Neverfail share; and
- declare the Offer unconditional,

if, before 20 June 2003, it acquires Neverfail shares equal to at least 50.1% of the total number of Neverfail shares and options on issue (subject to the terms more fully described in a third supplementary bidder's statement which will be lodged with ASIC later today and is attached to this announcement).

In the absence of a competing offer, CCA will not raise its Offer price for Neverfail above $2.35 per share.

An Offer price of $2.35 per share values Neverfail at approximately $292 million (enterprise value), representing a:

- premium of approximately 37% over the volume weighted average sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day before CCA's announcement of its offer for Neverfail)*; and
- multiple of approximately 21 times earnings per share represented by Neverfail's revised net profit after tax forecast for the year ending 30 June 2003 of $11.0m.

At an offer price of $2.35 per share, the acquisition is expected to:

- not dilute return on capital employed (pre goodwill amortisation) for the CCA group in the first full financial year after the acquisition;
- achieve its cost of capital (pre goodwill amortisation) within three to four years, assuming no deterioration in current operating conditions; and
- be earnings per share accretive (pre goodwill amortisation) in the first full financial year after the acquisition.

Shareholders will be paid for their shares within 7 days after the later of the date that the Offer becomes unconditional and the date they accept the Offer.

* volume average sale price excludes the shares acquired by CCA on 28 April 2003

Yours faithfully

D A Wylie
Secretary

Annexure B



Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
www.neverfail.com.au
Tel: (02) 9483-4200

For release: 26 May 2003

NEVERFAIL SPRINGWATER LTD

TAKEOVER AND OPERATIONS UPDATE

Update on takeover offer by Coca-Cola Amatil Limited

- Australia's leading provider of home and office delivered spring water, Neverfail Springwater Limited ("**Neverfail**"), received an unsolicited takeover offer for 100% of shares in Neverfail from Coca-Cola Amatil Limited on 29 April 2003 ("**CCA Offer**").
- On 12 May 2003, the Chairman advised Neverfail shareholders that the Board's preliminary recommendation was to not accept the CCA Offer.
- The Neverfail Directors have confirmed their recommendation not to accept the CCA Offer in Neverfail's Target Statement, to be released today.
- The Directors have engaged Grant Samuel & Associates to prepare an independent expert's report as to whether the Offer is fair and reasonable.
- The independent expert's report will be despatched to Neverfail shareholders for their consideration well prior to 13 June 2003 (the closing date of the Offer, unless extended by CCA).
- The Directors will issue a further communication to Neverfail shareholders at the time of the despatch of the independent expert's report.
- The Board remains committed to pursuing its stated objective of maximizing shareholder value, which includes actively soliciting rival bids for Neverfail.
- Discussions with potential rival bidders may require making available information on Neverfail's year-to-date performance and full year forecasts, which are discussed below.

Operations Update

- Neverfail's 10 months trading results to 30 April 2003 (based on unaudited management accounts) and full year 2003 forecast is as follows:

	Full year to 30/6/02 (audited)	**10 months to 30/4/03 (unaudited)**	**Full year forecast to 30/6/03 (unaudited)**
Revenue ($m)	70.0	65.5	77.4
EBITDA ($m)	28.2	27.6	32.4
EBITDA Margin (%)	40%	42%	42%
NPBT ($m)	13.3	14.2	16.4
NPAT ($m)	9.5	9.6	11.0
EPS (cents)	10.2	n/a	11.6
Cooler Customers at period end ('000s)	106	n/a	113

- The full year 2003 forecast represents:
  - year-on-year growth of 15% in EBITDA; 23% in NPBT; 16% in reported NPAT; and 14% in earnings per share.
  - 7% growth in cooler customers (based on cooler numbers at period end).
  - customer churn rate reduced to 25% (26% in FY02), implying an increased average customer life of 4.0 years.
  - price per litre growth of 7%.
- The full year 2003 forecast is an update on previous NPAT guidance of $12.1m - $12.8m provided to the market on 26 February 2003.
- Assuming full year NPAT of $11.0m, the Directors intend to maintain a full year fully franked dividend of 8.8c per share.
- The Chairman of Neverfail, Geoff Tomlinson said: "Whilst it now appears that the previous guidance provided to the market in February 2003 will not be met, the full year forecast NPAT continues the excellent long-term growth and performance profile of Neverfail, and delivers a strong rise in both EBITDA and NPAT of approximately 15%. It would also represent the largest growth in earnings per share since Neverfail floated".
- A number of key factors have influenced the performance against the full year 2003 forecast. The Board believes that action already taken by management will ensure performance to forecast to June 2003, and that that these factors will not impact Neverfail's operational performance in FY04. These factors include:
  - Total sales for the 10 month period ending April 2003 are 4% less than that forecast in the February 2003 advice to market, driven by:
    - business interruption attributable to the now completed change in distribution structure from company-employee to an owner-operated model

- customer service issues impacted by a "bottle odour" problem (now resolved)

- transitional issues and costs associated with the introduction of hand-held technology for delivery and invoicing systems

- transitional issues and costs associated with the relocation to a new, highly sophisticated bottling and distribution plant in NSW

- A dispute in relation to the treatment of Neverfail's Western Australian production line with a product supplied by a third party which resulted in:

  - damage in excess of 100,000 Neverfail bottles, significant interruption to the business and impairment of customer supply and service levels.

  - substantial direct costs to Neverfail this financial year that have adversely impacted full year NPAT.

  Neverfail has taken legal advice and is currently seeking appropriate compensation from the supplier. The Board has adopted a conservative view that any settlement of the compensation claim prior to the end of June 2003 is unlikely. As a result, Neverfail is including the full costs incurred in the FY03 forecast and has assumed no recovery against those costs in this financial year.

- The sale of property at Thornleigh, NSW, which will positively impact full year NPAT by approximately $0.6 million.

- Product development delays in Neverfail's HomeSpring cooler "start-up", resulting in slower than expected export take-up of the product, adversely impacting full year NPAT by approximately $0.4 million.

- The revised forecast does not include costs associated with the CCA Offer.

➢ The revised forecast follows the Board's normal review of monthly operating results to the period ending 30 April 2003. Review of operating results at the end of each of February and March, and a reforecast undertaken in March, indicated that the then full year forecast remained within the range previously advised to the market. April 2003 being below budget and adoption of the assumption that Neverfail will not receive any compensation for the additional substantial costs this financial year in respect of the major supplier dispute discussed above are the key drivers of the revised forecast.

➢ Neverfail has achieved an enviable growth profile over the last four years, since listing on the ASX in 1999, with compound annual growth rates of:

- 12.2% - net sales;
- 12.7% - EBITDA;
- 11.2% - NPAT; and
- 10.4% - Total cooler customers.

➢ The Director's believe that Neverfail will continue to perform well in FY04, building on the emerging benefits of structural changes made in FY03.

---------- ENDS ---------

For further information, call Chris Muldoon at Richmond Muldoon on 02 9437 9968 or 0411 157 914.



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6623

13 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited - Takeover bid for Neverfail Springwater Limited

We refer to CCA's offers for shares in Neverfail pursuant to the above takeover bid.

CCA has today extended the offer period in respect of the offers from 20 June 2003 to 27 June 2003. Accordingly, the offer is now scheduled to close on 27 June 2003 unless extended or withdrawn as permitted by the terms of the offers.

We enclose a copy of the Notice of Variation of Offers under section 650D of the *Corporations Act (Cth).*

Neverfail shareholders who accept CCA's Offer will be paid within 7 days after the later of the date the Offer becomes unconditional and the date they accept the Offer.

We also enclose, in accordance with section 630(5) of the *Corporations Act 2001 (Cth)*, a Notice of New Date for Giving Notice of Status of Defeating Conditions, pursuant to section 630(2) of that Act.

Pursuant to ASX Listing Rule 3.2, CCA notes:

- CCA and its associates had a relevant interest in 14.85% of shares in Neverfail when the first of the offers was made; and
- CCA and its associates had a relevant interest in 14.87% of shares in Neverfail at the date of the extension to which the attached Notice of Variation of Offers relates.

Yours faithfully

D. A. WYLIE
COMPANY SECRETARY

Enclosure

Notice under Section 650D of the Corporations Act

NOTICE OF VARIATION OF OFFERS

Coca-Cola Amatil Limited ABN 26 004 139 397-
Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

To: **1.** **Neverfail Springwater Limited ABN 43 003 559 519 ("Neverfail")**

2. **Everyone to whom Coca-Cola Amatil Limited ABN 26 004 139 397 ("CCA") made offers dated 13 May 2003 to acquire shares in Neverfail ("Offers")**

CCA hereby gives notice under section 650D of the Corporations Act that it varies the Offers by extending the period during which the Offers will remain open for acceptance by 7 days so that the Offers are now scheduled to close at 7:00pm (Sydney time) on 27 June 2003.

The Offers, as set out in section 5 of the bidder's statement relating to the Offers dated 29 April 2003 (as amended by a Notice of Variation of Offers dated 5 June 2003) are further amended by replacing the first paragraph of section 5.5 of that bidder's statement, as amended, with the following:

> "Unless the period is extended in accordance with this section or the Offer is withdrawn in accordance with the Corporations Act, the Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 7.00 pm (Sydney time) on 27 June 2003".

The Offers are also amended by replacing all references to "13 June 2003" (amended on 5 June 2003 to "20 June 2003") in the acceptance and transfer form enclosed with the bidder's statement (which forms part of the Offer), with "27 June 2003".

Dated: 13 June 2003

Approved by a resolution passed by the directors of Coca-Cola Amatil Limited.

Signature of David Wylie
Secretary, Coca-Cola Amatil Limited

A copy of this notice was lodged with the Australian Securities and Investments Commission on 13 June 2003. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

Notice under Section 630(2) of the Corporations Act

NEW DATE FOR GIVING NOTICE OF STATUS OF CONDITIONS

Coca-Cola Amatil Limited ABN 26 004 139 397 - Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

Coca-Cola Amatil Limited ("**CCA**") hereby gives notice under section 630(2) of the Corporations Act 2001 (Cth) that the offers dated 13 May 2003 for shares in Neverfail Springwater Limited ("**Offers**") have been varied by extending the Offer Period so that the Offer Period is now scheduled to close at 7.00pm (Sydney time) on 27 June 2003 and that:

(a) the new date for giving the notice of the status of conditions referred to in section 630 of the Corporations Act is 20 June 2003;

(b) the condition in section 5.4(a)(i) of the bidder's statement dated 29 April 2003 has been fulfilled;

(c) so far as CCA knows, the conditions referred to in section 5.4(a)(ii), 5.4(a)(iii), 5.4(a)(iv) and 5.4(a)(v) of the bidder's statement dated 29 April 2003 were not fulfilled on the date this notice is given;

(d) the Offers are not free from the conditions referred to in section 5.4(a)(ii), 5.4(a)(iii), 5.4(a)(iv) and 5.4(a)(v) of the bidder's statement dated 29 April 2003; and

(e) CCA's voting power in Neverfail is 14.87%.

Dated: **13 June 2003**

Signed for CCA

Signature of David Wylie
Secretary, CCA


COCA-COLA
AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

13 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited ("CCA") Takeover Bid for Neverfail Springwater Limited

CCA has today served on Neverfail Springwater Limited a third supplementary bidder's statement in relation to CCA's takeover bid for all of the ordinary shares in Neverfail Springwater Limited.

In accordance with Section 647(3)(b) of the Corporations Act 2001 and the Listing Rules, we enclose a copy of the above supplementary bidder's statement.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

For further information please contact:

Analysts:	Peter Steel	+61 2 9259 6553
Media:	Alec Wagstaff	+61 2 9259 6571


COCA-COLA AMATIL

Third Supplementary Bidder's Statement relating to a Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

1. Preliminary

1.1 Third Supplementary Bidder's Statement

This document is a further supplementary bidder's statement given pursuant to Chapter 6 of the Corporations Act 2001 ("**Third Supplementary Bidder's Statement**").

It is the Third Supplementary Bidder's Statement prepared by Coca-Cola Amatil Limited, ABN 26 004 139 397 ("**CCA**") in relation to a cash offer from CCA to acquire shares in Neverfail Springwater Limited, ABN 43 003 559 519 ("**Neverfail**") contained in section 5 of CCA's bidder's statement dated 29 April 2003 (the "**Original Bidder's Statement**") (as supplemented by a supplementary bidder's statement dated 8 May 2003 and a second supplementary bidder's statement dated 5 June 2003 (the "**Supplementary Bidder's Statements**"). This Third Supplementary Bidder's Statement supplements, and is to be read together with, the Original Bidder's Statement and the Supplementary Bidder's Statements.

1.2 Defined Terms

A number of defined terms are used in this Third Supplementary Bidder's Statement. Terms which are not defined in this Third Supplementary Bidder's Statement have the meaning given to them in Section 9 of the Original Bidder's Statement (as supplemented by the Supplementary Bidder's Statements).

2. New Circumstances

2.1 Intention to waive conditions

If, before the date for giving the notice required by section 630(3) of the Corporations Act on the status of the conditions to the Offer (being 20 June 2003, subject to variation in accordance with section 630(2) of the Corporations Act), CCA and its associates have relevant interests in that number of Neverfail Shares which is equal to at least 50.1% of the aggregate of the number of Neverfail Shares and Neverfail Options then on issue, CCA intends to declare the Offer to be free from the conditions in section 5.4(a) of the Original Bidder's Statement (other than section 5.4(a)(i) which has already been fulfilled).

2.2 Intention to increase Offer consideration

In the event that CCA declares the Offer to be free from conditions as described in section 2.1 above, CCA intends to increase the consideration under the Offer to a cash payment of $2.35 for each Neverfail Share.

CCA will not increase the consideration under the Offer above $2.35 for each Neverfail Share, provided that it reserves the right to do so in the event that a third party makes or announces a competing offer for Neverfail.

The maximum amount of consideration which would be payable by CCA under the Takeover Bid as referred to in section 6.2 of the Original Bidder's Statement would increase from approximately $192.1 million to approximately $200.1 million if the consideration were increased to $2.35 cash for each Neverfail Share.

2.3 Intentions upon ownership of less than 100% of Neverfail

Section 4.3 of the Original Bidder's Statement sets out CCA's intentions in relation to Neverfail in the event that it comes to own 100% of the issued ordinary shares in Neverfail. Given CCA's intention to declare the Offer free from conditions if it obtains a relevant interest in 50.1% of Neverfail Shares, as more fully described in section 2.1 above, CCA has considered its intentions in relation to Neverfail in the event that, following completion of the Offer, it owns less than 100% of Neverfail.

If, following completion of the Offer, CCA is unable to proceed to compulsory acquisition and does not own 100% of the issued ordinary shares in Neverfail, CCA intends, subject to the Corporations Act and to the constitution of Neverfail, to seek to appoint such number of persons to the board of directors of Neverfail which at least reflects CCA's percentage shareholding in Neverfail.

CCA then intends to cause its representatives on the Neverfail board to request the board of directors of Neverfail to:

(a) maintain Neverfail as a company on the official list of ASX, unless Neverfail has less than the required spread of shareholders under the Listing Rules, in which case CCA will seek to have Neverfail removed from the official list of ASX;

(b) undertake a strategic review of the business operations of Neverfail, as described in section 4.3 of the Original Bidder's Statement. CCA would seek to work in close consultation with Neverfail management in conducting the strategic review. Any proposals put forward by CCA in relation to that review would be accompanied by a business case in support of the proposal; and

(c) implement such of the other intentions mentioned in section 4.3 of the Original Bidder's Statement as are consistent with CCA's percentage shareholding in Neverfail at that time, provided that CCA does not intend that The Coca-Cola Company will acquire Neverfail's trademarks and associated intellectual property or any other property of Neverfail. (The intentions of CCA described in section 4.3(d) of the Original Bidder's Statement are only relevant to the situation where CCA owns 100% of Neverfail.)

The implementation of any steps referred to in section 2.3 above would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of Neverfail and after considering the advice of legal and financial advisers.

CCA will consider, on a case by case basis, whether any corporate or business opportunities presented to them should be made available to Neverfail.

Any transactions between CCA and Neverfail, required to give effect to any steps referred to in this section 2.3, will be negotiated on arm's length terms. CCA would support, and expects that the Neverfail board would require, that protocols (including, where necessary, board sub-committees comprising a majority of independent directors) be established to ensure that any related party transactions are on arm's length terms.

2.4 ASX Announcement

Attached as Annexure A to this Third Supplementary Bidder's Statement is the text of an announcement by CCA to ASX dated 13 June 2003.

That announcement refers to Neverfail's revised net profit after tax forecast for the year ended 30 June 2003 which was announced to ASX by Neverfail on 26 May 2003. Attached as Annexure B to this Third Supplementary Bidder's Statement is a copy of that announcement.

Dated: 13 June 2003

SIGNED on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397 by David A Wylie, Secretary, who is authorised to sign this Supplementary Bidder's Statement following a resolution of the directors of Coca-Cola Amatil Limited

....

David A Wylie

Annexure A

COCA-COLA AMATIL EXTENDS OFFER FOR NEVERFAIL AND ANNOUNCES AN INTENTION TO INCREASE OFFER PRICE TO $2.35 IF 50.1% ACCEPTANCE LEVEL IS REACHED

Sydney, 13 June 2003: Coca-Cola Amatil ("CCA") announced today that it was extending the closing date of its offer for Neverfail Springwater Limited ("Neverfail") to Friday 27 June 2003 (the "Offer").

In addition, CCA also announced today that it will:

- increase the Offer price to $2.35 per Neverfail share; and
- declare the Offer unconditional,

if, before 20 June 2003, it acquires Neverfail shares equal to at least 50.1% of the total number of Neverfail shares and options on issue (subject to the terms more fully described in a third supplementary bidder's statement which will be lodged with ASIC later today and is attached to this announcement).

In the absence of a competing offer, CCA will not raise its Offer price for Neverfail above $2.35 per share.

An Offer price of $2.35 per share values Neverfail at approximately $292 million (enterprise value), representing a:

- premium of approximately 37% over the volume weighted average sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day before CCA's announcement of its offer for Neverfail)*; and
- multiple of approximately 21 times earnings per share represented by Neverfail's revised net profit after tax forecast for the year ending 30 June 2003 of $11.0m.

At an offer price of $2.35 per share, the acquisition is expected to:

- not dilute return on capital employed (pre goodwill amortisation) for the CCA group in the first full financial year after the acquisition;
- achieve its cost of capital (pre goodwill amortisation) within three to four years, assuming no deterioration in current operating conditions; and
- be earnings per share accretive (pre goodwill amortisation) in the first full financial year after the acquisition.

Shareholders will be paid for their shares within 7 days after the later of the date that the Offer becomes unconditional and the date they accept the Offer.

* volume average sale price excludes the shares acquired by CCA on 28 April 2003

Yours faithfully

D A Wylie
Secretary

Annexure B



Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
www.neverfail.com.au
Tel: (02) 9483-4200

For release: 26 May 2003

NEVERFAIL SPRINGWATER LTD

TAKEOVER AND OPERATIONS UPDATE

Update on takeover offer by Coca-Cola Amatil Limited

- Australia's leading provider of home and office delivered spring water, Neverfail Springwater Limited ("**Neverfail**"), received an unsolicited takeover offer for 100% of shares in Neverfail from Coca-Cola Amatil Limited on 29 April 2003 ("**CCA Offer**").
- On 12 May 2003, the Chairman advised Neverfail shareholders that the Board's preliminary recommendation was to not accept the CCA Offer.
- The Neverfail Directors have confirmed their recommendation not to accept the CCA Offer in Neverfail's Target Statement, to be released today.
- The Directors have engaged Grant Samuel & Associates to prepare an independent expert's report as to whether the Offer is fair and reasonable.
- The independent expert's report will be despatched to Neverfail shareholders for their consideration well prior to 13 June 2003 (the closing date of the Offer, unless extended by CCA).
- The Directors will issue a further communication to Neverfail shareholders at the time of the despatch of the independent expert's report.
- The Board remains committed to pursuing its stated objective of maximizing shareholder value, which includes actively soliciting rival bids for Neverfail.
- Discussions with potential rival bidders may require making available information on Neverfail's year-to-date performance and full year forecasts, which are discussed below.

Operations Update

- Neverfail's 10 months trading results to 30 April 2003 (based on unaudited management accounts) and full year 2003 forecast is as follows:

	Full year to 30/6/02 (audited)	10 months to 30/4/03 (unaudited)	Full year forecast to 30/6/03 (unaudited)
Revenue ($m)	70.0	65.5	77.4
EBITDA ($m)	28.2	27.6	32.4
EBITDA Margin (%)	40%	42%	42%
NPBT ($m)	13.3	14.2	16.4
NPAT ($m)	9.5	9.6	11.0
EPS (cents)	10.2	n/a	11.6
Cooler Customers at period end ('000s)	106	n/a	113

- The full year 2003 forecast represents:
  - year-on-year growth of 15% in EBITDA; 23% in NPBT; 16% in reported NPAT; and 14% in earnings per share.
  - 7% growth in cooler customers (based on cooler numbers at period end).
  - customer churn rate reduced to 25% (26% in FY02), implying an increased average customer life of 4.0 years.
  - price per litre growth of 7%.
- The full year 2003 forecast is an update on previous NPAT guidance of $12.1m - $12.8m provided to the market on 26 February 2003.
- Assuming full year NPAT of $11.0m, the Directors intend to maintain a full year fully franked dividend of 8.8c per share.
- The Chairman of Neverfail, Geoff Tomlinson said: "Whilst it now appears that the previous guidance provided to the market in February 2003 will not be met, the full year forecast NPAT continues the excellent long-term growth and performance profile of Neverfail, and delivers a strong rise in both EBITDA and NPAT of approximately 15%. It would also represent the largest growth in earnings per share since Neverfail floated".
- A number of key factors have influenced the performance against the full year 2003 forecast. The Board believes that action already taken by management will ensure performance to forecast to June 2003, and that that these factors will not impact Neverfail's operational performance in FY04. These factors include:
  - Total sales for the 10 month period ending April 2003 are 4% less than that forecast in the February 2003 advice to market, driven by:
    - business interruption attributable to the now completed change in distribution structure from company-employee to an owner-operated model

- customer service issues impacted by a "bottle odour" problem (now resolved)

- transitional issues and costs associated with the introduction of hand-held technology for delivery and invoicing systems
- transitional issues and costs associated with the relocation to a new, highly sophisticated bottling and distribution plant in NSW
- A dispute in relation to the treatment of Neverfail's Western Australian production line with a product supplied by a third party which resulted in:
  - damage in excess of 100,000 Neverfail bottles, significant interruption to the business and impairment of customer supply and service levels.
  - substantial direct costs to Neverfail this financial year that have adversely impacted full year NPAT.

  Neverfail has taken legal advice and is currently seeking appropriate compensation from the supplier. The Board has adopted a conservative view that any settlement of the compensation claim prior to the end of June 2003 is unlikely. As a result, Neverfail is including the full costs incurred in the FY03 forecast and has assumed no recovery against those costs in this financial year.
- The sale of property at Thornleigh, NSW, which will positively impact full year NPAT by approximately $0.6 million.
- Product development delays in Neverfail's HomeSpring cooler "start-up", resulting in slower than expected export take-up of the product, adversely impacting full year NPAT by approximately $0.4 million.
- The revised forecast does not include costs associated with the CCA Offer.

- The revised forecast follows the Board's normal review of monthly operating results to the period ending 30 April 2003. Review of operating results at the end of each of February and March, and a reforecast undertaken in March, indicated that the then full year forecast remained within the range previously advised to the market. April 2003 being below budget and adoption of the assumption that Neverfail will not receive any compensation for the additional substantial costs this financial year in respect of the major supplier dispute discussed above are the key drivers of the revised forecast.
- Neverfail has achieved an enviable growth profile over the last four years, since listing on the ASX in 1999, with compound annual growth rates of:
  - 12.2% - net sales;
  - 12.7% - EBITDA;
  - 11.2% - NPAT; and
  - 10.4% - Total cooler customers.
- The Director's believe that Neverfail will continue to perform well in FY04, building on the emerging benefits of structural changes made in FY03.

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For further information, call Chris Muldoon at Richmond Muldoon on 02 9437 9968 or 0411 157 914.